UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	02 October 2025 - “Transaction in Own Shares & Buyback Update”

99.1

Haleon plc: Transaction in own shares and update on the Buyback Programme

02 October 2025: Haleon plc (the "Company" or "Haleon") today announces the purchase of 1,561,229 ordinary shares of £0.01 each in the Company (the "Shares") under the second tranche of its share buyback programme announced on 31 July 2025.

	London Stock Exchange	CBOE (UK)/BXE	CBOE (UK)/CXE
Date of purchase:	01 October 2025	01 October 2025	01 October 2025
Number of Shares purchased:	1,561,229	-	-
Highest price paid per Share (p):	337.5000	-	-
Lowest price paid per Share (p):	331.9000	-	-
Volume weighted average price paid per Share (p):	335.0704	-	-

The Company intends to hold the purchased shares as treasury shares.

Following the settlement of the above, the Company's registered share capital is 8,952,353,648 ordinary shares of £0.01 each, of which 45,962,012 are held as treasury shares. Therefore, the number of ordinary shares with voting rights is 8,906,391,636 and this figure may be used by shareholders to determine if they are required to notify their interest, or a change to their interest, in Haleon under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), a full breakdown of the individual trades is available at the link below:

http://www.rns-pdf.londonstockexchange.com/rns/7242B_1-2025-10-1.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

This announcement and individual trade breakdown will also be available on the Company's website at: www.haleon.com/investors.

Completion of the Buyback Programme
Following the above transaction, Haleon has completed the final tranche of the Buyback Programme announced on 28 March 2025.

Since the start of the year, including the Shares purchased from Pfizer, the Company has repurchased 175,806,525 Shares, of which 131,372,271 were cancelled and 44,434,254 were held as treasury shares.

Enquiries
Investors		Media
Jo Russell	+44 7787 392441	Zoë Bird	+44 7736 746167
Rakesh Patel	+44 7552 484646	Victoria Durman	+44 7894 505730
Email: investor-relations@haleon.com		Email: corporate.media@haleon.com

About Haleon
Haleon (LSE/NYSE: HLN) is a global leader in consumer health, with a purpose to deliver better everyday health with humanity. Haleon's product portfolio spans six major categories - Oral Health, Vitamins, Minerals and Supplements (VMS), Pain Relief, Respiratory Health, Digestive Health and Therapeutic Skin Health and Other. Its long-standing brands - such as Advil, Centrum, Otrivin, Panadol, parodontax, Polident, Sensodyne, Theraflu and Voltaren - are built on trusted science, innovation and deep human understanding.

For more information, please visit www.haleon.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Date: October 02, 2025	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary